Exhibit 4.3

Dated: November 20, 2015

United Parcel Service, Inc.

as Issuer

and

The Bank of New York Mellon, London Branch

as London Paying and Calculation Agent

PAYING AND CALCULATION AGENCY AGREEMENT

THIS AGREEMENT is made as of November 20, 2015 between United Parcel Service, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”), and The Bank of New York Mellon (London Branch) (sometimes refered to herein as “BNYM”), as London Paying and Calculation Agent (the “Paying and Calculation Agent”), located at One Canada Square, London E14 5AL.

WHEREAS, the Issuer proposes to issue (i) Euro denominated Floating Rate Senior Notes due 2020 in the form attached hereto as Annex A (the “Floating Rate Notes”) in the aggregate principal amount of €500,000,000 and (ii) Euro denominated 1.625% Senior Notes due 2025 in the form attached hereto as Annex B (the “Fixed Rate Notes”) in the aggregate principal amount of €700,000,000 (together with the Floating Rate Notes, the “Notes”) on the date hereof, pursuant to the Indenture, dated as of August 26, 2003 (the “Indenture”), as supplemented from time to time, between the Issuer and The Bank of New York Mellon Trust Company, N.A. (as successor to Citibank, N.A.), a national banking association, as Trustee (the “Trustee”);

WHEREAS, solely with respect to the Notes, the Issuer wishes to appoint the Paying and Calculation Agent, as set forth above, upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto agree as follows:

1	Definitions

1.1	All capitalized terms used herein, but not defined, shall have the meanings given to them in the Indenture.

1.2	In addition, the following terms shall have the following meanings:

“Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which (i) banking institutions in The City of New York or London are authorized or required by law or executive order to close and (ii) the Trans-European Automated Real-time Gross Settlement Express Transfer system, or the TARGET2 system, or any successor thereto, operates.

“Clearstream” means Clearstream Banking, société anonyme, Luxembourg (or any successor securities clearing agency).

“Euroclear” means Euroclear Bank S.A./N.V. (or any successor securities clearing agency), as operator of the Euroclear system.

“Holder(s)” means the person(s) in whose name(s) the Note(s) are registered in the Security Register.

References to the records of Euroclear and Clearstream shall be to the records that each of Euroclear and Clearstream holds for its customers which reflect the amount of such customers’ interests in the Notes.

2	Appointment of Paying and Calculation Agent

The Issuer hereby appoints The Bank of New York Mellon (London Branch) at its office specified above as the paying agent solely in respect of each series of Notes, and calculation agent solely in respect of the Floating Rate Notes, upon the terms and conditions herein contained, and The Bank of New York Mellon (London Branch) accepts such appointment. In the event of any inconsistency between the Indenture and this Agreement with respect to the Paying and Calculation Agent, the terms of this Agreement shall prevail.

3	Payment

3.1

In order to provide for all payments due on each series of Notes as the same shall become due, the Issuer shall cause to be paid to the Paying and Calculation Agent, no later than 4:00 p.m. London time one Business Day prior to the due date for the payment of such series of Notes, at such bank as the Paying and Calculation Agent shall previously have notified to the Issuer, immediately available funds sufficient to meet all payments due on such Notes on such due date.

3.2

The Issuer hereby authorizes and directs the Paying and Calculation Agent, from the amounts paid to it pursuant to this Section 3, to make or cause to be made all payments on each respective series of Notes in accordance with the terms thereof and the terms of the Indenture. Such payments shall be made to the Holder or Holders of each respective series of Notes in accordance with the terms of such series of Notes and the Indenture, the provisions contained in this Agreement, and the procedures of Euroclear and Clearstream. All interest payments in respect of each respective series of Notes will be made by the Paying and Calculation Agent on the relevant interest payment dates (as set forth in the relevant Notes) to the Holders in whose names such series of Notes are registered at the close of business (New York) on the record date specified in such series of Notes next preceding the interest payment date or such other date as is provided in the Notes. So long as a series of Notes are represented by a single global certificate and registered in the name of Euroclear and Clearstream or its nominee, all interest payments on such Notes shall be made by the Paying and Calculation Agent by wire transfer of immediately available funds in Euros to Euroclear and Clearstream.

3.3

The Paying and Calculation Agent will pay the principal amount of each Note on the applicable maturity date or upon any redemption date with respect thereto, together with accrued and unpaid interest due at maturity or such redemption date, if any, upon presentation and surrender of such Note on or after the maturity date or redemption date thereof to the Paying and Calculation Agent, or as specified in each Note.

3.4

If for any reason the amounts received by the Paying and Calculation Agent are insufficient to satisfy all claims in respect of all payments then due on a series of Notes, the Paying and Calculation Agent shall forthwith notify the Issuer, and the Paying and Calculation Agent shall not be obliged to pay any such claims until the Paying and Calculation Agent has received the full amount of the monies then due and payable in respect of such Notes. If, however, the Paying and Calculation Agent in its sole discretion shall make payment on such Notes on their maturity, redemption, payments of interest or such other payments when otherwise due (it being understood that the Paying and Calculation Agent shall have no obligation whatsoever to make any such payment) and the amount which should have been received is not received on such date, the Issuer agrees forthwith on demand to pay, or procure the payment of, to the Paying and Calculation Agent, in addition to the amount which should have been paid hereunder, interest thereon from the day following the date when the amount unpaid should have been received under this Agreement to the date when such amount is actually received (inclusive) at a rate equal to the cost of the Paying and Calculation Agent of funding such amount, as certified by the Paying and Calculation Agent and expressed as a rate per annum.

3.5	The Paying and Calculation Agent hereby agrees that:

(i)

it will hold all sums held by it as Paying and Calculation Agent for the payment of the principal or interest, if any, on each respective series of Notes in trust for the benefit of the Holders of the Notes or such series entitled thereto, or for the benefit of the Trustee, as the case may be, until such sums shall be paid out to such Holders or otherwise as provided in Section 3.6 below and in the Indenture;

(ii)

it will promptly give the Trustee notice of: (x) an Issuer deposit for the payment of principal of or interest, if any, on a series of Notes, (y) any failure by the Issuer in the making of any deposit for the payment of principal of or interest, if any, on a series of Notes that shall have become payable, and (z) any default by the Issuer in making any payment of the principal of or interest, if any, on a series of Notes where the same shall be due and payable as provided in such Notes;

(iii)

At any time after an Event of Default in respect of a series of Notes shall have occurred, the Paying and Calculation Agent shall, if so required by notice in writing given by the Trustee to the Paying and Calculation Agent: (y) thereafter, until otherwise instructed by the Trustee, act as agent of the Trustee under the terms of the Indenture; and/or (z) deliver all such Notes and all sums, documents and records held by the Paying and Calculation Agent in respect of such Notes to the Trustee or as the Trustee shall direct in such notice; provided that such notice shall be deemed not to apply to any document or record which the Paying and Calculation Agent is obliged not to release by any applicable law or regulation.

(iv)

Subject to Section 10.03 of the Indenture, the Paying and Calculation Agent will (1) comply with the provisions of the Trust Indenture Act applicable to it as a Paying and Calculation Agent and (2) during the continuance of any default by the Issuer (or any other obligor upon the Notes) in the making of any payment in respect of each series of Notes, upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by the Paying and Calculation Agent for payment in respect of such Notes.

(v)	This Agreement may be delivered to and filed with the Trustee and the agreements in this Section 3.5 shall also be deemed to be agreed with the Trustee.

3.6	Notwithstanding the foregoing,

(i)

if any Note is presented or surrendered for payment to the Paying and Calculation Agent and the Paying and Calculation Agent has delivered a replacement therefor or has been notified that the same has been replaced, the Paying and Calculation Agent shall as soon as is reasonably practicable notify the Issuer in writing of such presentation or surrender and shall not make payment against the same until it is so instructed by the Issuer and has received the amount to be so paid; and

(ii)	the Paying and Calculation Agent shall cancel each Note against surrender of which it has made full payment and shall deliver each such Note so cancelled by it to the Trustee.

3.7	In no event, shall the Paying and Calculation Agent be obliged to make any payments hereunder if it has not received the full amount of any payment.

3.8

The Notes may be presented or surrendered for registration of transfer or exchange at the London office of the Paying and Calculation Agent (which shall initially be the office specified in the introductory paragraph of this Agreement), and notices and demands to or upon the Issuer in respect to each series of Notes and the Indenture may be served at such London office of the Paying and Calculation Agent. Upon receipt of a series of Notes, notice or demand for such purposes, the Paying and Calculation Agent shall promptly notify the Issuer and the Trustee and shall not be required to take any action other than in accordance with the instructions of the Issuer or the Trustee, as the case may be.

4	Calculation of Interest

4.1

The Paying and Calculation Agent shall calculate the amount of interest payable on the Floating Rate Notes in the manner and at the times set forth in Annex A and in the Prospectus Supplement in respect of the Notes attached hereto as Annex C.

4.2

As soon as practicable after each Interest Determination Date (as defined in the Floating Rate Notes), the Paying and Calculation Agent will cause to be forwarded to the Issuer and the Trustee information regarding the interest rates, the interest periods, the amount of interest for each interest period and the relevant interest payment date. The Paying and Calculation Agent will, upon the written request of any Holder of any Floating Rate Note, provide the interest rate then in effect and, if then determined, the interest rate which will become effective for the next interest period with respect to such Floating Rate Note.

4.3	In no event shall the interest rate be less than zero or more than the maximum rate permitted by New York law, as the same may be modified or superseded by United States law of general application.

5	Indemnity

5.1

The Issuer shall indemnify and keep indemnified the Paying and Calculation Agent against any losses, liabilities, costs, claims, actions or demands which it may incur or which may be made against it as a result of or in connection with its appointment or the exercise of its powers and duties under this Agreement or in respect of the Issuer’s issue of Notes, except to the extent that such has resulted from the Paying and Calculation Agent’s gross negligence, bad faith or wilful misconduct or the gross negligence, bad faith or wilful misconduct of its officers or employees. Promptly after the receipt by the Paying and Calculation Agent of notice of any demand or claim or the commencement of any action, suit, proceeding or investigation, the Paying and Calculation Agent shall provide such notice to the Issuer; provided, however, that the Paying and Calculation Agent’s failure to provide such notice shall not relieve the Issuer of its obligation to indemnify and keep indemnified the Paying and Calculation Agent pursuant to this Section 5.1.

5.2	The indemnity contained in this Section shall survive the termination or expiry of this Agreement and the resignation or removal of the Paying and Calculation Agent.

6	General

6.1

In acting under this Agreement, the Paying and Calculation Agent shall not (a) be under any fiduciary duty towards any Holder of Notes, (b) be responsible for or liable in respect of the authorization, validity or legality of any Note amount paid by it hereunder (except to the extent that any such liability is determined by a court of competent jurisdiction to have been resulted from the Paying and Calculation Agent’s gross negligence, bad faith or wilful misconduct), (c) be under any obligation towards any person other than the Trustee and Issuer or (d) assume any relationship of agency or trust for or with any Holder.

6.2	The Paying and Calculation Agent shall be entitled to treat the registered Holder of any Note as the absolute owner of such Note for all purposes and make payments thereon accordingly.

6.3

The Paying and Calculation Agent may exercise any of its rights or duties hereunder by or through agents or attorneys, and shall not be responsible for any misconduct thereof, provided such agent or attorney has been appointed by due care and each such agent making any payment on the Notes is a United States person (as defined in Section 7701(a)(30) of the Code) that is a “financial institution” within the meaning of Treasury Regulation Section 1.1441-1T(c)(5) and a U.S. financial institution within the meaning of Treasury Regulation Section 1.1471-1(b)(136).

6.4

The Paying and Calculation Agent shall not exercise any lien, right of set-off or similar claim against any Holder of a Note in respect of moneys payable by it under this Agreement; however, should the Paying and Calculation Agent elect to make a payment pursuant to Section 3.4 hereof, it shall be entitled to appropriate for its own account out of the funds received by it under Section 3 an amount equal to the amount so paid by it.

6.5

The Paying and Calculation Agent may (at the expense of the Issuer) consult on any matter concerning its duties hereunder any legal adviser or other expert selected by it, and the Paying and Calculation Agent shall not be liable in respect of anything done, or omitted to be done, in good faith in accordance with that legal adviser’s written opinion. At any time, the Paying and Calculation Agent may apply to any duly authorized representative of the Issuer for a written instruction, and shall not be liable for action taken or omitted to be taken in good faith in accordance with such instruction. Notwithstanding anything to the contrary herein, in no event shall the Paying and Calculation Agent be entitled to reimbursement of the expenses of such legal adviser or expert with respect to any matter arising from the Paying and Calculation Agent’s gross negligence, bad faith or wilful misconduct. The Paying and Calculation Agent shall notify the Issuer with reasonable promptness of any action taken or omitted by the Paying and Calculation Agent in reliance upon such advice.

6.6

The Paying and Calculation Agent shall be entitled to rely, and shall not be liable in respect of anything done or suffered by it in reliance, on any notice, document, communication or information reasonably believed in good faith by it to be genuine and given by the proper parties.

6.7

The Paying and Calculation Agent shall be obliged to perform only such duties as are specifically set forth herein and in the Notes, and no implied duties or obligations shall be read into this Agreement or the Notes against the Paying and Calculation Agent.

6.8

The Paying and Calculation Agent shall not be liable to account to the Issuer for any interest or other amounts in respect of funds received by it from the Issuer. Money held by the Paying and Calculation Agent need not be segregated except as required by law.

6.9

No provision of this Agreement or the Notes shall require the Paying and Calculation Agent to risk or expend its own funds, or to take any action which in its reasonable judgment would result in any expense or liability accruing to it.

6.10

In no event will the Paying and Calculation Agent be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God; it being understood that the Paying and Calculation Agent will use commercially reasonable best efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

6.11

The Paying and Calculation Agent shall have no duty to inquire as to the performance of the covenants of the Issuer, nor shall it be charged with knowledge of any default or Event of Default under the Indenture.

6.12

Notwithstanding any provision of this Agreement to the contrary, the Paying and Calculation Agent will not in any event be liable for special, punitive or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), whether or not foreseeable, even if the Paying and Calculation Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

6.13

The Paying and Calculation Agent shall incur no liability hereunder except to the extent such liability has resulted from the Paying and Calculation Agent’s gross negligence, bad faith or wilful misconduct.

6.14

Notwithstanding any other provision of this Agreement, the Paying Agent shall be entitled to make a deduction or withholding from any payment which it makes under this Agreement for or on account of any present or future taxes, duties or charges if and to the extent so required by any applicable law and any current or future regulations or official interpretations thereof or any law implementing an intergovernmental approach thereto or by virtue of the relevant holder failing to satisfy any certification or other requirements in respect of the Notes, in which event the Paying Agent shall make such payment after such withholding or deduction has been made and shall account to the relevant authorities for the amount so withheld or deducted and shall have no obligation to gross up any payment hereunder or pay any additional amount as a result of such withholding tax except as provided in the Indenture and provided the amount of the gross up is paid by the Issuer to the Paying Agent prior to such payment. The terms of this section shall survive the termination of this Agreement.

6.15	[Reserved.]

6.16

The Paying and Calculation Agent, its officers, directors, employees and shareholders may become the owners of, or acquire any interest in, the Notes, with the same rights that it or they would have if it were not the Paying and Calculation Agent, and may engage or be interested in any financial or other transaction with the Issuer as freely as if it were not the Paying and Calculation Agent.

6.17	[Reserved].

6.18

The Paying and Calculation Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement.

6.19	The Issuer will supply the Paying and Calculation Agent with the names and specimen signatures of its authorized persons.

7	Change of Paying and Calculation Agent

7.1

Resignation or Removal of Paying and Calculation Agent. Subject to Section 7.2, any time, other than on a day during the forty-five (45) day period preceding any payment date for Issuer’s Notes, the Paying and Calculation Agent may resign by giving at least forty-five (45) days’ prior written notice to Issuer; and the Paying and Calculation Agent’s agency shall be terminated and its duties shall cease upon expiration of such forty-five (45) days or such lesser period of time as shall be mutually agreeable to Paying and Calculation Agent and Issuer. Subject to Section 7.2, at any time, following at least forty-five (45) days’ prior written notice (or such lesser period of time as shall be mutually agreeable to the Paying and Calculation Agent and the Issuer) from the Issuer, the Paying and Calculation Agent may be removed from its agency. Subject to Section 7.2, such removal shall become effective upon the expiration of the forty-five (45) day or agreed lesser time period, and upon payment to the Paying and Calculation Agent of all amounts payable to it in connection with its agency. In such event, following payment of its fees and expenses, the Paying and Calculation Agent shall deliver to the Issuer, or to the Issuer’s designated representative, all Notes (if any) and cash (if any) belonging to the Issuer and, at the Issuer’s expense, shall furnish to the Issuer, or to the Issuer’s designated representative, such information regarding the status of the Issuer’s outstanding Notes reasonably requested by the Issuer.

7.2

(a) Notwithstanding anything to the country in Section 7.1 and subject to Section 7.2(b), no resignation or removal of the Paying and Calculation Agent shall take effect if there would not then be a paying agent with respect to the Notes in London and a paying agent in London is required under the Indenture or the Notes. If a successor paying agent in London is required under the Indenture or the Notes but shall not have been appointed and accepted before the expiration of 45-day period (or other period of time mutually agreed by the Issuer and the Paying and Calculation Agent) set forth in Section 7.1, the resigning or terminated Paying and Calculation Agent may petition any court of competent jurisdiction for the appointment of a successor London paying agent with respect to the Notes.

(b) Automatic Termination: Notwithstanding anything to the country in Sections 7.1 and 7.2(a), the appointment of the Paying and Calculation Agent shall forthwith terminate if the Paying and Calculation Agent becomes incapable of acting, is adjudged bankrupt or insolvent, files a voluntary petition in bankruptcy, makes an assignment for the benefit of its creditors, consents to the appointment of a receiver, administrator or other similar official of all or a substantial part of its property or admits in writing its inability to pay or meet its debts as they mature or suspends payment thereof, or if a resolution is passed or an order made for the winding-up or dissolution of the Paying and Calculation Agent, a receiver, administrator or other similar official of the Paying and Calculation Agent or all or a substantial part of its property is appointed, a court order is entered approving a petition filed by or against it under applicable bankruptcy or insolvency law, or a public officer takes charge or control of the Paying and Calculation Agent or its property or affairs for the purpose of rehabilitation, conservation or liquidation.

7.3

Any corporation into which a Paying and Calculation Agent may be merged or consolidated or any corporation resulting from any merger or consolidation to which such Paying and Calculation Agent is a party or any corporation to which such Paying and Calculation Agent shall sell or otherwise transfer all or substantially all of its corporate trust or agency assets shall on the date on which such merger, consolidation or transfer becomes effective, become the successor to such Paying and Calculation Agent under this Agreement upon due notice to the Issuer hereunder without the further execution or filing of any paper or any further act on the part of the parties hereto; provided that such corporation provides the information required by Section 11.2 of this Agreement.

7.4

If the Paying and Calculation Agent changes the address of its specified office in London, it shall give the Issuer and the Trustee at least 60 days’ notice of the change, giving the new address and the date on which the change is to take effect.

8	Compensation, Fees and Expenses

8.1

The Issuer will pay to the Paying and Calculation Agent the compensation, fees and expenses in respect of the Paying and Calculation Agent’s services as separately agreed with the Paying and Calculation Agent.

8.2

The Issuer will also pay as incurred all reasonable and documented out-of-pocket expenses (including reasonable and documented legal expenses) incurred by the Paying and Calculation Agent in connection with its services hereunder, together with any applicable value added tax and stamp, issue, or other documentary taxes and duties.

9	Notices

9.1

Each notice or communication under this Agreement shall be made in writing, by fax or otherwise in accordance with this Section 9. Each communication or document to be delivered to any party under this Agreement shall be sent to that party at the fax number or address, and marked for the attention of the person (if any), from time to time designated by that party to the Paying and Calculation Agent (or, in the case of the Paying and Calculation Agent, by it to each other party) for the purpose of this Agreement. The initial telephone number, fax number, address and person so designated are:

in the case of the Issuer, at:

United Parcel Service, Inc.

55 Glenlake Parkway, N.E.

Atlanta, GA 30328

Attn: Legal Department

Fax no.: 404-828-6912

With copies to:

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, GA 30309

Attn: Jeffrey M. Stein

Fax no.: 404-572-5133

in the case of the Paying and Calculation Agent, to it at:

The Bank of New York Mellon (London Branch)

One Canada Square, London E14 5AL

Attention: Corporate Trust Administration

Fax no.: +44 (0) 207 964 2536

All notices under this Agreement shall be effective (if by fax) when good receipt is confirmed by the recipient following enquiry by the sender and (if in writing) when delivered, except that a communication received outside normal business hours shall be deemed to be received on the next business day in the city in which the recipient is located.

9.2

In no event, shall the Paying and Calculation Agent be liable for any losses arising from the Paying and Calculation Agent receiving or transmitting any data from or to an authorized person via any non-secure method of transmission or communication, such as but without limitation, by facsimile or email, in the absence of fraud, gross negligence or wilful misconduct of the Paying and Calculation Agent. The Issuer accepts that some methods of communication are not secure and the Paying and Calculation Agent shall not incur any liability for receiving instructions via any such non-secure method. The Paying and Calculation Agent is authorized to comply with and rely upon any such notice, instruction or other communications believed by it to have been sent or given by an authorized person. The Issuer shall use all reasonable endeavours to ensure that instructions transmitted to the Paying and Calculation Agent pursuant to this Agreement are complete and correct. Any instructions shall be conclusively deemed to be valid instructions from the Issuer to the Paying and Calculation Agent for the purposes of this Agreement.

10	Governing Law and Jurisdiction; Waiver of Jury Trial

10.1

The interpretation, validity and enforcement of this Agreement, and all legal actions brought under or in connection with the subject matter of this Agreement, shall be governed by the laws of the State of New York.

10.2

Any court action brought under or in connection with the subject matter of this Agreement shall be brought only in the United States District Court for the Southern District of New York or, if such court would not have jurisdiction over the matter, then only in a New York State court sitting in the Borough of Manhattan, City of New York. Each Party submits to the exclusive jurisdiction of these courts and agrees not to commence any legal action under or in connection with the subject matter of this Agreement in any other court or forum.

10.3

Each Party waives any objection to the laying of the venue of any legal action brought under or in connection with the subject matter of this Agreement in the Federal or state courts sitting in the Borough of Manhattan, City of New York, and agrees not to plead or claim in such courts that any such action has been brought in an inconvenient forum.

10.4

THE ISSUER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTION CONTEMPLATED HEREBY.

11	Withholding and Tax Forms.

11.1

In order to comply with applicable tax laws, rules and regulations (inclusive of directives, guidelines and interpretations promulgated by competent authorities) in effect from time to time to which a foreign financial institution, issuer, trustee, paying agent, holder or other institution is or has agreed to be subject related to the Notes (“Applicable Law”), the Issuer agrees: (i) to provide to BNYM sufficient information about Holders or other applicable parties and/or transactions in its possession (including any modification to the terms of such transactions), so BNYM can determine whether it has tax related obligations under Applicable Law; and (ii) that BNYM shall be entitled to make any withholding or deduction from payments under the transaction documents to the extent required to comply with Applicable Law. The terms of this section shall survive the termination of this Agreement.

11.2

The Paying and Calculation Agent shall deliver to the Issuer a properly completed and executed original (or electronic copy) of IRS Form W-9 (or appropriate successor form) upon entering into this agreement (and from time to time thereafter upon reasonable request of the Issuer). The Paying and Calculation Agent agrees that if any form or certification that it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification promptly or promptly notify the Issuer in writing of its legal inability to do so.

12	Counterparts

This Agreement may be signed in any number of counterparts, each of which shall be deemed an original.

In witness whereof the parties hereto have caused this Agreement to be duly executed the day and year first above written.

United Parcel Service, Inc., as Issuer

By:	/s/ Richard N. Peretz
Name: Richard N. Peretz
Title: Senior Vice President, Chief Financial Officer & Treasurer

Paying and Calculation Agent

The Bank of New York Mellon (London Branch)

By:	/s/ Paul Cattermole
Name: Paul Cattermole
Title: Vice President

[Signature to Paying Agency Agreement]

Annex A – Form of Floating Rate Notes

Annex B – Form of Fixed Rate Notes

Annex C – Prospectus Supplement